August 2, 2024

Zack Arnold
President & Chief Executive Officer
Infinity Natural Resources, Inc.
2605 Cranberry Square
Morgantown, WV 26508

        Re: Infinity Natural Resources, Inc.
            Draft Registration Statement on Form S-1
            Submitted July 23, 2024
            CIK No. 0002029118
Dear Zack Arnold:

        Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, you will need to provide financial statements meeting the requirements of Regulation S-X, as well as any financial information required by Rule 3-05 and Article 11 of Regulation S-X, for the October 2023 acquisitions of assets from Utica Resource Ventures, LLC, Utica Resource Operating, LLC, and Providence
Energy Operating Ohio, LLC. In this regard, we note the placeholders for these entities which appear at page F-1. See Item 11(e) of Form S-1.

        We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.



       Please contact Timothy S. Levenberg at 202-551-3707 or Daniel Morris at 202-551-3314
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:   Matthew R. Pacey, Esq., of Kirkland & Ellis LLP